BARON SELECT FUNDS

                                   18f-3 Plan


Baron Select Funds and all series thereof (collectively, the "Funds") adopt the following plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Plan"). The Plan applies to all series and all classes of the Funds. A majority of the trustees of the Funds and a majority of the trustees of the Funds who are not interested persons of the Funds believe that the Plan, including the expense allocation, is in the best interest of the each class individually and the Funds as a whole.

A.   Each class:

     1. Shall have a different arrangement for shareholder services and/or the distribution of securities and shall pay all of the expenses of that arrangement.

     2. Shall pay the same rates for advisory fees, transfer agency fees and custody fees, except that if the transfer agency fees are actually incurred in a different amount by the classes or the services provided are of a different kind or to a different degree, then a different share may be paid by a class.

     3. Shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement.

     4.   Shall  have  separate  voting  rights  on  any  matter   submitted  to
          shareholders in which the interests of one class differ from the interests of any other class.

     5. Each class shall have in all other respects the same rights and obligations as each other class.

B. Expenses may be waived or reimbursed by the adviser, distributor or any other provider of services to the Funds.

C. Income, realized gains and losses, unrealized appreciation and depreciation and Fundwide expenses shall be allocated to each class based on the net assets of that class in relation to the net assets of the Funds. For purposes of this Plan, Fundwide Expenses means expenses of the Funds not allocated to a particular class under paragraph A above.